1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 16, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND INSIDE INFORMATION
ANNOUNCEMENT ON
TRANSFER OF CREDITORS' RIGHTS BY THE COMPANY

This announcement is made by Aluminum Corporation of China Limited* (the "Company" or, together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of the Company dated 9 May 2013 in respect of the disposal of equity interests of aluminum fabrication enterprises as a whole by way of public tender (the "Overall Disposal of Aluminum Fabrication Equity Interests"). On 16 May 2013, the Company issued an A Share announcement on Shanghai Stock Exchange in accordance with the relevant provisions of Shanghai Stock Exchange, the content of which was in relation to the transfer of relevant creditor's rights to the successful bidder of the Overall Disposal of Aluminum Fabrication Equity Interests (the "Successful Bidder").

The Company is of the view that certain aspects of the A Share announcement are inside information in nature, and believes that it is appropriate to make public disclosure to enable the shareholders of the Company and the public to appraise the position of the Group.

Upon the negotiation of transaction terms or execution of an agreement between the Company and the Successful Bidder in relation to the relevant transfer of creditors' rights, the Company will be compliant with disclosure requirements under Chapters 14 and 14A of the Listing Rules.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
16 May 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui, Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Abbreviation: CHALCO	Announcement No.: Lin 2013-021

ALUMINUM CORPORATION OF CHINA LIMITED*
ANNOUNCEMENT ON TRASFER OF CREDITOR'S RIGHTS

The board of directors of the Company and all its directors warrant that there are no misrepresentation or misleading statement contained in or material omission from this announcement, and accept several and joint responsibility for the truthfulness, accuracy and completeness of the contents contained herein.

Important Notice:

1.

The Company is entitled to the creditor's rights in Chalco Henan Aluminum Co., Limited (hereafter referred to as "Henan Aluminum") and Chalco Qingdao Light Metal Company Limited (hereafter referred to as "Qingdao Light Metal", together with Henan Aluminum, the "Target Enterprises"). The Company proposes to transfer such creditor's rights and the transfer price shall be determined based on the appraised value of such rights, which is RMB1,755,970,000.

2.

The Company transferred its equity interests in Henan Aluminum and Qingdao Light Metal by way of open tender at the China Beijing Equity Exchange on 13 May 2013. As one of the additional conditions of equity transfer, the intended transferee of equity interests shall, to the extent that it has become a shareholder of the Target Enterprises, provide written commitment to acquire the creditor's rights of the Company over the Target Enterprises. The Company has been informed that Aluminum Corporation of China (hereafter referred to as "Chinalco") intends to participate in the bidding for such equity interests, subject to the approvals from relevant regulatory authorities of the PRC government. If Chinalco is allowed by the regulatory authorities to participate in the bidding and wins the bid, it will become the transferee of the above creditor's rights being transferred with such equity interests and the transaction may constitute a connected transaction.

3.	There is no material legal impediment for the implementation of the transaction.

4.	The transaction is still subject to the consideration and approval at the general meeting of the Company.

I.	TRANSACTION OVERVIEW

(I)	Major Items of the Transaction

The Company proposes to transfer the creditor's rights to which it is entitled in Henan Aluminum of RMB2,809,000,000 as at 31 December 2012 and the creditor's rights entitled in Qingdao Light Metal of RMB116,500,000 as at 31 December 2012 (hereafter collectively referred to as the "Target Creditor's Rights").

In light of the fact that the Company transferred its equity interests in Henan Aluminum and Qingdao Light Metal by way of open tender at China Beijing Equity Exchange on 13 May 2013. As one of the additional conditions of equity transfer, the intended transferee of equity interests shall, to the extent that it has become a shareholder of the Target Enterprises, provide written commitment to acquire the creditor's rights of the Company over the Target Enterprises. The Company has been informed that Chinalco intends to participate in the bidding for the equity interests, subject to the approvals from relevant regulatory authorities of the PRC government. If Chinalco is allowed by the regulatory authorities to participate in the bidding and wins the bid, it will become the transferee of the Target Creditor's Rights being transferred with the equity interests.

The transfer price of the Target Creditor's Rights will be based on the appraised value of the Target Creditor's Rights.

(II)	Performance of relevant procedures

1.

On 16 May 2013, the Proposal on the Company's Proposed Transfer of its Creditor's Rights in Chalco Henan Aluminum Co., Limited and Chalco Qingdao Light Metal Company Limited () was considered and approved at the thirty-eighth meeting of the fourth session of the board of directors of the Company. By virtue of the fact that Chinalco may acquire the equity interests in the aluminum fabrication enterprises as a whole from the Company and will simultaneously become the transferee of the Target Creditor's Rights, the transaction may constitute a connected transaction. Therefore, the board of directors of the Company considered the transaction according to the review procedures involved in the connected transactions, during which, the connected directors, Mr. Xiong Weiping, Mr. Lv Youqing and Mr. Liu Caiming abstained from voting, while the remaining non-connected directors unanimously approved the proposal regarding the transaction.

2.

The independent directors of the Company have expressed their independent opinions in respect of the transaction as follows: the transaction is in compliance with the requirements of the Company Law and the articles of association of the Company and is in line with the long-term interests of the Company and its shareholders as a whole. The connected directors have abstained from voting when the proposal was considered by the board of directors of the Company, by which the voting is in compliance with the provisions of relevant laws and regulations as well as the articles of association of the Company.

3.	The transaction is still subject to the consideration and approval at the general meeting of the Company.

II.	INFORMATION OF THE COUNTERPARTY TO THE TRANSACTION

The intended transferee in the transaction is Chinalco. Chinalco was established in February 2001 as an enterprise owned by the whole people, for which the State-owned Assets Supervision and Administration Commission of the State Council performed its obligation as an investor directly. Its registered address is No. 62, North Xizhimen Street, Beijing, with Mr. Xiong Weiping as its legal representative, registered capital of RMB15,431,800,000 and its principal engagement in mineral resources development, smelting and processing of non-ferrous metal, relevant trading, engineering technical services.

Chinalco is the controlling shareholder of the Company holding 38.56% of the Company's shares in issue. It is independent of the Company in terms of business, assets, personnel and so forth.

As at 31 December 2012, Chinaclo's audited major financial indicators were as follows:

Total assets: RMB428,415,000,000
Net assets: RMB71,780,000,000
Revenue: RMB244,841,000,000
Net profit: RMB-9,986,000,000

III.	BASIC INFORMATION OF THE SUBJECT MATTERS OF THE TRANSACTION

(I)	Subject Matter I of the Transaction: the Company's creditor's rights in Henan Aluminum

1.

One of the subject matters of the transaction is the creditor's rights of RMB2,809,000,000 in Henan Aluminum to which the Company was entitled as at 31 December 2012. Such creditor's rights are the creditor's rights of entrusted loans due to the batches of entrusted loans granted since December 2010. The entrusted loans were granted mainly for reducing the financing costs of Henan Aluminum by replacing the high-cost financing of Henan Aluminum and for replenishing the working capital.

The above creditor's rights are free from mortgage, pledge or any other transfer limit. Neither are they involved in any legal procedures such as lawsuit, arbitration or writ, asset freezing, nor are there any other situations obstructing title transfer.

2.	The transaction shall be conducted by way of transfer agreement. The transaction price of such creditor's rights shall be based on the appraised value.

According to the valuation reports on the Target Creditor's Rights issued by China United Assets Appraisal Group Co., Limited
(), as at 31 December 2012, the valuation benchmark date, the appraised value of the creditor's rights of entrusted loans in Henan Aluminum to which the Company was entitled was RMB1,639,470,000. The impairment of Creditors'Rights was due to the insolvency of Henan Aluminum, which had accrued loss and the carrying value of net assets of RMB2,602,249,100 and RMB-1,469,789,100 as at 31 December 2012, respectively. Its production and operation mainly hinged upon the funding of the Company. In light of the current business condition of Henan Aluminum and the industry prospect, it is unlikely to see significant improvement in its operations in the short term and thus the realizable value of its assets decreased.

(II)	Subject Matter II of the Transaction: the Company's creditor's rights in Qingdao Light Metal

1.

One of the subject matters of the transaction is the creditor's rights of RMB116,500,000 in Qingdao Light Metal to which the Company was entitled as at 31 December 2012. Such creditor's rights are the creditor's rights of entrusted loans due to the batches of entrusted loans granted since August 2012. The entrusted loans were granted mainly for reducing the financing costs of Qingdao Light Metal by replacing the mature bank loans of Qingdao Light Metal and for replenishing the working capital.

The above creditor's rights are free from mortgage, pledge or any other transfer limit. Neither are they involved in any legal procedures such as lawsuit, arbitration or writ, asset freezing, nor are there any other situations obstructing title transfer.

2.	The transaction shall be conducted by way of transfer agreement. The transaction price of such creditor's rights shall be based on the appraised value.

According to the valuation reports on Target Creditor's Rights issued by China United Assets Appraisal Group Co., Limited
(), as at 31 December 2012, the valuation benchmark date, the appraised value of the creditor's rights of entrusted loans in Qingdao Light Metal to which the Company was entitled was RMB116,500,000.

IV.	TRANSACTION AGREEMENT

The Company will officially enter into the transaction agreement with the transferee of such equity interests upon the completion of the transaction concerning the equity transfer of aluminum fabrication enterprises as a whole by way of open tender at the China Beijing Equity Exchange. The Company will make timely disclosure of the major items in the transaction agreement upon the formal execution of the agreement.

V.	THE IMPACT OF THE TRANSACTION ON THE COMPANY

The Company transferred its equity interests in the eight aluminum fabrication enterprises by way of open tender at the China Beijing Equity Exchange on 13 May 2013, including its 86.84% equity interests in Henan Aluminum and its 100% equity interests in Qingdao Light Metal. In light of the fact that upon the completion of equity transfer of Henan Aluminum and Qingdao Light Metal, the relationship between the Company and Henan Aluminum as well as Qingdao Light Metal will be changed from internal creditor and debtors to external creditor and debtors. If Chinalco successfully acquires the above equity interests, the above relationship between creditor and debtors will become a capital use by the controlling shareholder over the listed company. Also, the operation conditions of Target Enterprises showed little optimism, it is very likely that the Company can not recover its creditor's rights in them. In order to tackle the abovementioned issues properly, the Company proposes to transfer the above Target Creditor's Rights according to the appraised value. Upon the completion of the transfers of equity interests and Target Creditor's Rights as mentioned above, the Company will no longer hold any equity interests in Henan Aluminum and Qingdao Light Metal and will be no longer entitled to the Target Creditor's Rights.

For the creditor's rights of the Company in the Target Enterprises due to the loans occurred between the Target Enterprises and the subsidiaries of the Company, the Target Enterprises undertake to assume the liability for the repayment while the transferee of the Target Creditor's Rights undertakes the joint liability for the repayment. For the creditor's rights of the Company in the Target Enterprises occurred after the valuation benchmark date, the Target Enterprises undertake to assume the liability for the repayment while the transferee of the Target Creditor's Rights undertakes the joint liability for the repayment. After the completion of the above transactions, the changes of operation conditions and solvency in Henan Aluminum and Qingdao Light Metal will no longer influence the Company, which is beneficial to the long-term development of the Company.

As at 31 December 2012, the loss proportionate as to the 86.84% equity interests in Henan Aluminum held by the Company is approximately RMB1,150,000,000, which will be transferred to the transferee of the equity interests at the consideration of RMB1 this time. The loss recognized in the previous years will be reversed, adding to the net profits attributable to the parent on the consolidated statements. The difference between the appraised value and the book value of the Target Creditor's Rights amounting to RMB1,170,000,000 will decrease the net profits attributable to the parent on the consolidated statements. The impacts imposed on the net profits of the Company upon the loss and gains from the two transactions of equity transfer and the transfer of creditor's rights being offset will be insignificant.

Notice is hereby given.

The board of directors of
Aluminum Corporation of China Limited*
16 May 2013

Documents Available for Inspection:

1.	Resolutions passed at the thirty-eighth meeting of the fourth session of the board of directors of Aluminum Corporation of China Limited*;

2.	Independent opinions of the independent directors of Aluminum Corporation of China Limited* on the connected transactions.

3.	Valuation report on the creditor's rights of Henan Aluminum and Qingdao Light Metal

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary